

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 8, 2013

<u>Via E-mail</u>

Mr. C. Randall Sims
Chief Executive Officer
Home BancShares, Inc.
719 Harkrider Street
Suite 100
Conway, Arkansas 72032

Re:	**Home BancShares, Inc.**
	Registration Statement on Form S-4
	Filed July 12, 2013
	File No. 333-189930

Dear Mr. Sims:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>Prospectus Cover Page</u>

1. Revise the cover page to identify the per share merger consideration that Home Bancshares will exchange for each share of Liberty shares based upon the shares outstanding as of the date that the merger was announced or some other recent date.

2. Revise the cover page to disclose that if Home Bancshares's share price increases or decreases more than 25% compared to the $22.82 closing price on June 25, 2013 that either party can terminate the merger.

Summary page 7

3. Revise the section entitled "LBI" on page 7 to disclose audited revenues and profit or loss for the past three fiscal years, so that investors are better able to compare Liberty with the information provided for Home Bancshares in the preceding section.

Unaudited Pro Forma Combined Consolidated Financial Information, page 32

4. Please revise the introductory paragraphs to clearly explain that the pro forma financial information reflects the impact of paying off the LBI SBLF preferred stock as discussed in notes B and O.

5. Please revise to provide the financial information for Premier Bank, Heritage Bank of Florida and Vision Bank for the period prior to your acquisition in the pro forma income statement for 2012.

6. Please revise the notes to the pro forma balance sheet to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and the recognition of intangible assets.

The Merger, page 41

7. Please provide us with copies of any reports, presentations or other materials provided by Raymond James to the Board of Home Bancshares and by Sheshunoff & Co. to the Board of Liberty.

Dissenters Rights, page 43

8. Please revise your disclosure to clarify if an investor must vote against the merger, or must simply not vote in favor of the merger, in order to exercise their dissenters rights under Arkansas law. Please refer to Item 18 of Form S-4 and Item 3 of Schedule 14A.

Opinion of LBI's Financial Advisor, page 46

9. On page 47, you state that Sheshunoff was provided with information relating to Home Bancshares's "business prospects" and "certain internal information regarding Home Bancshares." In the first bullet point on page 54 you state that Raymond James was provided   with internal projections for Liberty. To the extent that the earnings estimates, or any other information provided by Home BancShares to Liberty or its representatives, or by Liberty to Home BancShares or its representative, represents material nonpublic information, revise the registration statement to disclose that information.

10. Revise your disclosure to clarify if Sheshunoff has had any other material relationship with Liberty or Home Bancshares during the preceding 2 years. Please clarify if Sheshunoff received any compensation for any services provided to Liberty or Home Bancshares, other than the amount paid for the fairness opinion disclosed on page 52.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 106

11. We observe from Note 3 to LBI's interim financial statements on page F-12 and Note 5 to LBI's annual financial statements on page F-39 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has been consistently increasing from December 31, 2011 through March 31, 2013. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

    Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk included in this portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors.

12. On page 95 you disclose that the unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses and it reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. We also note that the unallocated component has

fluctuated between representing 11% - 19% of the total allowance for loan losses from December 31, 2011 to March 31, 2013.

Please revise your MD&A to present additional granularity regarding the key drivers in the variability of this amount. Also discuss trends in the key drivers for each period presented and how those key drivers impacted the amount recorded at each period end presented.

Financial Statements

Note 3: Loans and Allowance for Loan Losses, page F-11

13. Please revise the impaired loans table for interim and annual periods to disclose the amount of impaired loans, by class of financing receivable, for which there is no specific allocation of the allowance for loan losses or if appropriate, disclose that all impaired loans have an allowance for loan loss. Refer to ASC 310-10-50-15(a)(3)(ii).

Exhibit 5.1 Opinion
Exhibit 8.1 Tax Opinion

14. Please file each opinion as soon as possible to facilitate staff review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. C. Randall Sims
Home BancShares, Inc.
August 8, 2013
Page 5

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel